CPI AERO

Building on a position of strength

CPI Aerostructures, Inc. 2004 Annual Report

A new plateau for growth

About the Company

CPI Aerostructures, Inc. is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the armed forces. In conjunction with its assembly operations, CPI provides engineering, technical and program management services. Among the key programs that CPI supplies are the C-5A Galaxy cargo jet, the T-38 Talon jet trainer, the A-10 Thunderbolt attack jet and the E-3 Sentry AWACS jet. CPI has over 25 years of experience with over 1,900 contracts completed.

Contents

$30.3 million

revenue

75,000

square feet of new capacity

$5.1 million

net income

$34.9 million

new contracts

Letter to Shareholders

At this time last year, we told shareholders how proud we were of our 2003 performance and how optimistic we were about our 2004 forecast. Even with all of that optimism, in many ways 2004 exceeded our expectations in terms of performance.

We finished 2004 with our strongest quarter ever, marked by a 38.5% increase in revenue and a 53.3% rise in pretax income. Revenue for the year increased 11% to a record $30.3 million. Income from operations was $6.9 million, also a company record, with net income of $5.1 million exceeding our forecasted income target. Gross margin was nearly 34% for the year, surpassing our gross margin target of 30%-32%. Selling, general and administrative expenses, as a percentage of revenue, declined to 11% from 12% even though we experienced higher overall administrative costs related to our move to larger facilities. This improvement is due to the operating leverage inherent in our business. Additionally, our balance sheet at December 31, 2004 remains extremely strong with no significant long-term debt and shareholders' equity of $25.4 million. Total contract awards for 2004 reached $34.9 million, a 12% increase over 2003, for CPI Aero's eighth year of double-digit growth.

In addition to a strong financial performance, we continued to demonstrate that we are well regarded as a supplier of aftermarket aircraft parts to the U.S. military. In May 2004, we were awarded a seven-year TOP contact to build an assortment of parts for the C-5A "Galaxy" cargo jet. The TOP contract is the largest contract in our history, with a potential value of up to $215 million. In addition, to our own C-5A TOP contract, we were named as a critical supplier to Vought Aircraft Industries, Inc. on its TOP contract. We are one of the leading suppliers of structural spare parts and assemblies for the C-5A aircraft.

In October 2004, we delivered our 100th ship set, 100% on-time and 100% quality, on the T-38 "Talon" inlet program. The T-38 program is the largest single program we have performed on to date.

In addition to being a prime contractor on military contracts for the U.S. Government, we are also now a major subcontractor to such aerospace and defense industry giants as Lockheed Martin Corporation, Vought and Northrop Grumman Corporation.



Eric Rosenfeld



Edward J. Fred

In December 2004, we relocated to new larger headquarters in preparation for continued growth. We began operations from our new location on January 3, 2005. Our new facility is approximately 75,000 square feet, including mezzanine space, nearly twice the size of our former headquarters. We will utilize the additional space to execute several large previously announced contracts we already have in house. The added space and functionality of our new location should support our anticipated growth well into the future.

Also in January 2005, we celebrated our 25th year in business. In these twenty-five years, we have completed and delivered well over 1,900 contracts and have built an impressive customer base that includes the Defense Supply Center Richmond, Wright-Paterson AFB, Warner Robins AFB, Hill AFB, as well as the industry giants mentioned earlier.

In March 2005, we learned that our founder and Chairman Emeritus, Art August, will be honored at The Cradle of Aviation's Annual Gala Dinner, by receiving the prestigious Leroy Grumman Award for his 50 years of service to the Long Island aerospace industry. This award has previously been presented to Jack Beirwirth, Joseph Gavin, Tom Kelly and George Skurla, Sr., all former high ranking officers of the old Grumman Corporation. That Art was chosen to receive this award is a tribute to his career and especially gratifying to us as CPI Aero celebrates its 25th anniversary.

As with any business with 25 years of experience, change is inevitable. In conjunction with our move to larger facilities, we adopted CPI Aero as our new name for general business and marketing purposes, which has been incorporated into our new logo. We were informally known throughout the industry as CPI Aero, so the new business name and logo are easily recognized by our customers and peers. In addition, our old name reflected the CPI of the past, which was simply an assembler of parts. Our new name reflects the company we are today: a prime contractor that is engaged in the more complex project management function.

As a supplier of replacement parts for out-of-production aircraft, and a provider of program management services to the U. S. Air Force, we have been able to capitalize on our ability to provide big company quality with small company flexibility and responsiveness. More than 80% of our 2004

In 2004 we set Company records in both revenue and income from operations.

revenue was derived from three aircraft programs: the T-38 Talon jet trainer, C-5A Galaxy cargo jet and the E-3 Sentry AWACS jet. These aircraft are at the heart of pilot training programs; they transport military equipment and supplies across the globe and they provide early warning of breach in security, both here at home and at our military installations around the world. These aircraft have a long lifespan. Even if the threat of military combat subsides, the C-5A (from which we derived 50% of our 2004 revenue) is expected to be in service until 2040.

As we had previously announced, the 2005 release for T-38 inlets occurred in late 2004. Therefore, new order comparisons with the first quarter of 2004 do not appear favorable. New contract awards for the first quarter of 2005 were $2.4 million compared to $9.9 million for the first quarter of 2004. Removing the 2004 T-38 award and a $3.0 million subcontract award from a major prime defense contractor, both of which were awarded in the first quarter of 2004, core business awards from the Defense Supply Center in Richmond were $2.4 million in 2005 compared to $2.1 million in 2004.

The timing and magnitude of any new orders from the C-5A TOP contract remain uncertain at this time, as we have been informed by Warner Robins AFB that we will not receive any significant TOP delivery orders until at least the third quarter of 2005. While that news isn't pleasant, there is a positive aspect to it. The results of the C-5 tear down program that occurred at Dover AFB in 2004 and the current tear down program that is underway at Warner Robins give us reason to remain confident that orders from the C-5 TOP contract will be forthcoming, as the structural integrity of the aircraft continues to indicate that the C-5 will be able to perform until 2040, as expected. The timing of these orders is still, however, in question.

Because of the overall slowdown in government orders and the uncertainty of the timing related to the next C-5 TOP order, we project that the first half of 2005 will look much like the first half of 2004, with revenue in the range of $12-$13 million. We estimate that revenue for the second half of the year will be in the range of $12-$17 million, giving us a full year of revenue in the range of $25-$30 million, with net income in the range of $2.4-$3.5 million. These projections


Income from Operations (in $ thousands)
1,163
2,589
5,009
5,827
6,870
'00
'01
'02
'03
'04
*Aerospace segment only
Revenue (in $ thousands)
8,261
15,024
23,999
27,288
30,269
'00
'01
'02
'03
'04
*Aerospace segment only

assume no revenue from a 2005 C-5 TOP order or from any of the major proposals that we will be submitting bids on over the next few months. The receipt of any of these awards or a significant C-5 release could yield much better results.

As of March 29, 2005, we had a record number of bids outstanding, which exceed $125 million, including some of significant size. We continue to make bids on contracts on a weekly basis. We also are aware that the government is presently conducting its quadrennial review of the country's military requirements, which when completed, should invigorate government ordering. When this happens, based upon CPI's bid-to-win ratio of 13%, which is well above the industry average of 5%, we look forward to reporting on new awards that may dramatically impact our financial results as the year unfolds.

In conclusion, we would like to thank all of the members of our organization who have contributed to our successes over the past year. We are grateful for the support and confidence of our shareholders, and remain committed to increasing shareholder value by doing what we do best, providing our government and our aerospace/defense customers with value-added engineering and quality on-time delivery.

Sincerely yours,



Edward J. Fred
Chief Executive Officer and President



Eric Rosenfeld
Chairman of the Board of Directors


U.S. AIR FORCE

In 2004 we determined that our 40,000 square foot headquarters facilities was inadequate for our needs so we have relocated to a new larger, modern and efficient 75,000 square foot facility.

CPI has 25 years of experience supplying military customers with structural parts for out-of-production aircraft, with 1,900 completed contracts through 2004. In past years, we described ourselves as a "mini-prime", because our capabilities match those of large defense contractors, but we have the flexibility and responsiveness of a small business. While those fundamentals haven't changed, our target business is much larger and thus we've dropped the "mini." While, historically the majority of our contracts have been valued below $200,000, we have competed for, and won, significantly larger contracts, including the 10-year, $61 million T-38 trainer modification contract and in 2004 our 7-year, C-5A TOP contract, potentially valued at up to $215, which is the largest contract we have ever been awarded.

With our quality certifications, including ISO 9001:2000 and the AS9100 Aerospace Standard, our direct business with branches of the military, and our portfolio of large contractor skills, we are viewed as a prime military contractor. These skills include program management, engineering, tool design and fabrication, logistics and data management, configuration control through final assembly and test. In 2004 we determined that our 40,000 square foot headquarters facilities was inadequate for our needs so we have relocated to a new larger, modern and efficient 75,000 square foot facility located in the same industrial park as our old facility on Long Island, which emphasizes our commitment to the region.

The government asks for requests for proposals on thousands of contracts annually, from food to computers. That is why we generally use outside consultants who are cognizant of the contracts being put out for bid, and knowledgeable of CPI's core strengths, to identify those where we have a good chance of success. We also use on-site consultants, with prior experience in procurement, at the three Air Force Air Logistics Centers and at Defense Supply Center Richmond ("DSCR"), where the purchasing and ordering of replacement and modification parts is done. The consultants notify us of large contracts that might be on the horizon so that we can prepare accordingly. Additionally, we have agreements with a number of sales representatives to market our products to a broader base of customers.

Finally, nothing is more telling about our business execution than the caliber of our customer list and the numerous commendations they have bestowed on us. In addition to serving the DSCR, noted above, we are very proud to be counted as a supplier to the Wright-Patterson Air Force Base (AFB), Warner Robins AFB, Tinker AFB, NAVICP, Hill AFB, the U.S. Army, Redstone, and major aerospace/defense companies.


Dollar Value of Contracts Awarded
(in $ millions)
13
19.1
24.5
31.1
34.9
'00
'01
'02
'03
'04

CPI has carved out a special niche within the multi-billion dollar aerospace/ defense industry as a U.S. Government military contractor. We supply structural parts such as skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies for long-lived military aircraft, most notably the C-5A "Galaxy" cargo jet, the T-38 "Talon" jet trainer, the C-130 "Hercules" cargo jet, the A-10 "Thunderbolt" or "Warthog" attack jet and the E-3 "Sentry" AWACS jet. Whether for standard replacement requirements or for major modification programs, our contracts are generally for subassemblies in which a series of parts are assembled together to form a larger unit that comprises a part of a complex aerodynamic structure.



Our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products, is what defines CPI. We have a management team and workforce with expansive experience with industry leaders, such as Grumman, Lockheed and Fairchild. From proposal preparation to final test, our highly motivated and committed team of engineers, mechanics, administrators and procurement staff have helped CPI achieve a contract win rate in 2004 of 13%, far above the 5% industry average. With 67 employees at year-end, we also have been able to take advantage of small business set asides earmarked for companies with less than 1,000 employees, both as a prime manufacturer and as a subcontractor. Approximately 35% of CPI's 2004 contract value was awarded under this program.

Long-Term

By focusing on our strengths in the arenas in which we excel, we have every reason to believe that our goal of increasing our contract awards, which form the basis of increasing revenue and profit, will continue.

Additionally, we are also now a major subcontractor to such aerospace and defense industry giants as Lockheed Martin, Vought and Northrop Grumman. During 2004 Vought named us a critical subcontractor on their C-5A TOP contract.



Programs Support Contract Growth

Our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products, is what defines CPI.







In October we delivered the 100th ship set of T-38 inlets. Our 100% on time delivery record and 100% quality report on this program are testament to our commitment to quality.

Our vision for growing CPI evolved in the mid to late 1990s, when the Clinton Administration closed several military installations and began outsourcing the assembly of component parts into subassemblies, which previously had been performed at military bases. Setting our sights on building our business around this opportunity resulted in subsequent actions, including the de-emphasis on commercial aviation and our exit from the machining business.

Our vision for CPI's future is to remain focused on our target market, which includes the United States Air Force, other branches of the armed forces and related agencies, and major aerospace and defense companies.

Within that larger vision, we are pursuing programs for out of production aircraft, where original equipment manufacturers have ceased producing replacement parts. In addition, we are bidding on major modification programs, like the T-38 trainer, which the Air Force is upgrading for new generations of pilots. Our foothold will continue to be in long-lived programs, such as the C-5A cargo jet, which is currently planned to be transporting equipment, vehicles and supplies through 2040. Our aim is to pursue evergreen programs rather than those that may be reliant on conflict, next generation technologies or the political party that is in office. It is a large market place, one in which we excel, and where we see vastly expanding opportunities.

With the capabilities we have in-house or at our disposal, we also are tracking larger, longer-term and more complex projects. Typically, these projects require more substantial and sophisticated proposals, and award grants generally take some time. But once awarded, they add recurring, predictable revenue and allow us to enjoy efficiencies in purchasing, tooling and staffing.

Winning contracts of this type requires a commitment to quality, which we have demonstrated consistently since being awarded our T-38 contract. In October we delivered the 100th ship set of T-38 inlets. Our 100% on time delivery record and 100% quality report on this program are testament to our commitment to quality.


T-38
C-5







The added space and functionality of CPI Aero's new location should support the anticipated growth that comes from all of these relationships well into the future.





Teamwork is essential



Vincent Palazzolo
Our New Chief Financial Officer


C.P.I.
C.P.I.

bringing together all of our skills.

CPI Aero's skills include Program Management, engineering configuration control and final assembly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. As such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1: Business,-Risk Factors" and "Item 6: Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-KSB filed with the SEC. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes. Except as otherwise indicated, the following discussion does not include the results of operations of Kolar, Inc., which have been reclassified as discontinued operations.

Business Operations

Our operations consist of the design and production of complex aerospace structural assemblies under U.S. government and commercial contracts. We compete with other prime contractors to win contracts through a process of competitive bidding. After winning a contract, the length of the contract varies but is typically between one and two years for U.S. government contracts, although recent large government contracts have been for periods up to 10 years, as is the case with the T-38 Propulsion Modification Program, and up to 10 years for commercial contracts. Except in cases where contract terms permit us to bill on a progress basis, we must incur upfront costs in producing assemblies and bill our customers upon delivery. Because of the upfront costs incurred, the timing of our billings and the nature of the percentage-of-completion method of accounting described below, there can be a significant disparity between the period in which (a) costs are expended, (b) revenue and earnings are recorded and (c) cash is received.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting; however, we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

Results of Operations

Year Ended December 31, 2004 as Compared to the Year Ended December 31, 2003

Revenue. Our revenue for the year ended December 31, 2004 was $30,269,030 compared to $27,288,035 for 2003, representing an increase of $2,980,995 or 11%. This increase was due to our company winning more than 200 new contract awards in 2004 totaling $17.9 million.

Gross profit. Gross profit for the year ended December 31, 2004 was $10,295,799, compared to $9,004,783 for 2003, an increase of $1,291,016 or 14%. Gross profit as a percentage of revenue for the year ended December 31, 2004 was 34% compared to 33% for the same period last year, due primarily to a more profitable sales mix.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were $3,424,953, compared to $3,177,173 for 2003, an increase of $247,780, or 8%. This increase is primarily attributable to costs of approximately $102,000 incurred due to the relocation of our facilities, an increase of $80,000 in salaries due to the hiring of additional administrative employees and an increase of approximately $70,000 in travel costs.

Interest Expense. Interest expense for the year ended December 31, 2004 was $8,109, compared to $148,006 for 2003, a decrease of $139,897, or 95%. The decrease in interest expense resulted from the repayment of debt using the proceeds of our February 2003 public offering.

Income from continuing operations. Income from continuing operations for the year ended December 31, 2004 was $6,870,031 compared to income from continuing operations for the year ended December 31, 2003 of $8,127,043 which includes a gain on extinguishment of debt of $2,431,233, a decrease of $1,257,012 or 15%. The 2004 results include income taxes computed at an effective tax rate of 26% because we utilized all of our remaining net operating loss carryforward for federal income tax purposes, approximately $4,400,000. Basic income per share for the year ended December 31, 2004 was $0.94 on an average of 5,386,595 shares outstanding, compared to $1.63 per share from continuing operations on an average of 4,872,255 shares outstanding for the year ended December 31, 2003.

Liquidity and Capital Resources

General

At December 31, 2004, we had working capital of $24,396,402 compared to $19,319,374 at December 31, 2003, an increase of $5,077,028. This increase is primarily attributable to an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $8,580,620. The increase in costs and estimated earnings in excess of billings on uncompleted contracts is attributable to more contracts at December 31, 2004 as compared to 2003.

Net cash used in operating activities for the year ended December 31, 2004 was $560,768 compared to net cash used in operating activities of $663,789 for the year ended December 31, 2003. This decrease in cash was due to net income from continuing operations of $5,076,031, depreciation and amortization of $184,355, deferred portion of provision for income taxes of $1,202,000, a tax benefit for stock options of $421,000, a decrease in accounts receivable of $106,822, a decrease in prepaid expenses of $167,326, an increase in accounts payable and accrued expenses of $971,643, and an decrease in income taxes payable of $58,000. This decrease was offset by an increase in costs and estimated earnings in excess of billings on uncompleted contracts of $8,580,620.

On a rolling basis, there is a portion of our "costs and estimated earnings in excess of billings on uncompleted contracts" that we do not expect to be able to collect within the next year. The amount not expected to be collected within one year was approximately $1,866,000 at December 31, 2003 and approximately $1,243,000 at December 31, 2004. These amounts relate to the start up expenses incurred in 1989 and 1990, in the early stages of our one remaining commercial contract. As we near the completion of this contract, we will bill and collect more than our expenses. Thus, we anticipate that the amount not expected to be collected within one year will decrease through the completion of this contract, which is estimated to be in 2012.

Cash Flow

Because the POC method of accounting requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. Accordingly, it is possible that we may have a shortfall in our cash flow and may need to borrow money until the reported earnings materialize to actual cash receipts.

Public Offering

On February 19, 2003, we consummated a public offering of 2,300,000 of our common shares at a price of $4.00 per share raising proceeds of $7,700,000, net of offering expenses. We used approximately $2.4 million of the net proceeds to repay bank loans and $2.7 million to repurchase a promissory note held by a third party in the principal and accrued interest amount of $5.1 million. The remaining approximately $2.6 million of net proceeds has been used for working capital. As a result, since February 2003, we have had no material bank debt.

JP Morgan Chase Credit Facility

In September 2003, we entered into a three-year, $5 million revolving credit facility with JP Morgan Chase Bank, secured by our assets. The facility specifies interest rates that range between the Prime Rate and 225 basis points over LIBOR, depending on certain terms and conditions. As of December 31, 2004, we had not borrowed any funds pursuant to this facility.

We believe that our existing resources, together with the availability under our credit facility, will be sufficient to meet our current working capital needs for at least the next 12 months.

Contractual Obligations

The table below summarizes information about our contractual obligations as of December 31, 2004 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

	Payments Due By Period ($)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	0	0	0	0	0
Capital Lease Obligations	212,420	83,144	129,276	0	0
Operating Leases	4,298,955	375,000	784,088	831,838	2,308,029
Employment Agreement Compensation**	2,114,666	860,646	1,254,020	0	0
Total Contractual Cash Obligations	6,626,041	1,318,790	2,167,384	831,838	2,308,029

**The employment agreements provide for bonus payments that are excluded from these amounts.

Inflation

Inflation historically has not had a material effect on our operations.

Balance Sheet

December 31, 2004	
Assets	
Current Assets:	
Cash	$ 1,756,350
Accounts receivable	1,641,002
Costs and estimated earnings in excess of billings on uncompleted contracts	26,030,507
Prepaid expenses and other current assets	182,003
Total current assets	29,609,862
Property, Plant and Equipment, net	882,758
Other Assets	266,504
Total Assets	$30,759,124
Liabilities and Shareholders' Equity	
Current Liabilities:	
Accounts payable	$ 4,332,255
Accrued expenses	525,061
Current portion of long-term debt	83,144
Deferred income taxes	144,000
Income taxes payable	129,000
Total current liabilities	5,213,460
Long-term debt, net of current portion	129,276
Total Liabilities	5,342,736
Commitments and Contingencies	
Shareholders' Equity:	
Common stock - $.001 par value; authorized 50,000,000 shares, 5,443,415 shares issued and 5,412,400 shares outstanding	5,443
Additional paid-in capital	22,541,716
Retained earnings	3,190,085
Treasury stock	(320,856)
Total Shareholders' Equity	25,416,388
Total Liabilities and Shareholders' Equity	$30,759,124

See Notes to Financial Statements

Statement of Income

Year ended December 31,	2004	2003
Revenue	$30,269,030	$27,288,035
Cost of sales	19,973,231	18,283,252
Gross profit	10,295,799	9,004,783
Selling, general and administrative expenses	3,424,953	3,177,173
Income from operations	6,870,846	5,827,610
Other income (expense):		
Interest/other income	7,294	16,206
Interest expense	(8,109)	(148,006)
Gain on extinguishment of debt	---	2,431,233
Total other income (expense), net	(815)	2,299,433
Income from continuing operations	6,870,031	8,127,043
Gain on sale of assets held for sale --- discontinued operations	---	461,235
Income before provision for income taxes	$ 6,870,031	$ 8,588,278
Provision for income taxes	(1,794,000)	(195,000)
Net income	$ 5,076,031	$ 8,393,278
Basic net income per common share:		
Income from continuing operations	$ 0.94	$ 1.63
Income from discontinued operations	---	.09
Income per common share --- basic	$ 0.94	$ 1.72
Diluted net income per common share:		
Income from continuing operations	$ 0.83	$ 1.47
Income from discontinued operations	---	.09
Income per common share --- diluted	$ 0.83	$ 1.56
Shares used in computing earnings per common share:		
Basic	5,386,595	4,872,255
Diluted	6,096,302	5,382,266

See Notes to Financial Statements

Statement of Shareholders' Equity (Deficiency)

Years ended December 31, 2004 and 2003

	Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/Retained Earnings	Treasury Stock	Shareholders' Equity
Balance at January 1, 2003	2,785,668	$2,786	$12,613,974	$(10,279,224)	---	$ 2,337,536
Net income	---	---	---	8,393,278	---	8,393,278
Amortization of fair value of warrants issued in conjunction with consulting agreement	---	---	105,354	---	---	105,354
Common stock issued in secondary public offering	2,300,000	2,300	7,756,790	---	---	7,759,090
Common stock issued for bank fees	20,000	20	88,669	---	---	88,689
Common stock issued upon exercise of options and warrants	196,102	196	733,660	---	---	733,856
Tax benefits from stock option plans		---	415,000	---	---	415,000
Balance at December 31, 2003	5,301,770	5,302	21,713,447	(1,885,946)	---	19,832,803
Net income	---	---	---	5,076,031	---	5,076,031
Common stock issued upon exercise of options and warrants	138,120	138	371,319	---	---	371,457
Treasury stock	---	---	---	---	$(320,856)	(320,856)
Common stock issued as employee compensation	3,525	3	35,950	---	---	35,953
Tax benefits from stock option plans	---	---	421,000	---	---	421,000
Balance at December 31, 2004	5,443,415	$5,443	$22,541,716	$ 3,190,085	$(320,856)	$25,416,388

See Notes to Financial Statements

Statement of Cash Flows

Year ended December 31,	2004	2003
Cash flows from financing activities:		
Net income before operations of discontinued segment	$ 5,076,031	$ 7,932,043
Adjustments to reconcile net income before operations of discontinued segment to net cash used in operating activities:		
Depreciation and amortization	184,355	131,204
Warrants issued for consulting fees	---	105,354
Common stock issued for bank fees and employee compensation	35,953	88,689
Gain on early extinguishment of debt	---	(2,431,233)
Deferred portion of provision/(benefit) for income taxes	1,202,000	(407,000)
Tax benefit for stock options	421,000	415,000
Changes in operating assets and liabilities:		
Decrease in accounts receivable	106,822	583,951
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(8,580,620)	(6,067,781)
Decrease in prepaid expenses and other current assets	167,326	116,169
Increase in other assets	(87,278)	---
Increase (decrease) in accounts payable and accrued expenses	971,643	(1,317,185)
Increase (decrease) in income taxes payable	(58,000)	187,000
Net cash used in operating activities	(560,768)	(663,789)
Cash flows from investing activity-		
Purchase of property, plant and equipment	(667,684)	(268,790)
Net cash used in investing activity	(667,684)	(268,790)
Cash flows from financing activities:		
Proceeds from exercise of stock options	50,601	733,856
Proceeds from long-term debt	170,000	---
Payment of long-term debt	(30,109)	(5,599,505)
Proceeds from public offering	---	7,759,090
Net cash provided by financing activities	190,492	2,893,441
Net cash provided by (used in) continuing operations	(1,037,960)	1,960,862
Net cash provided by discontinued operations	---	741,911
Net increase (decrease) in cash	(1,037,960)	2,702,773
Cash at beginning of year	2,794,310	91,537
Cash at end of year	$ 1,756,350	$ 2,794,310
Supplemental schedule of noncash investing and financing activity:		
Property, plant and equipment acquired through capital lease	$ 38,915	---
Stock options proceeds paid through Company's stock	$ 320,856	---
Supplemental schedule of cash flow information:		
Cash paid during the year for interest	$ 8,109	$ 148,006
Cash paid for income taxes:	$ 199,500	---

See Notes to Financial Statements

Notes to Financial Statements

1. Principal Business Activity and Summary of Significant Accounting Policies:

CPI Aerostructures, Inc.'s ("CPI" or the "Company") operations consist of the design and production of complex aerospace structural subassemblies under U.S. government and commercial contracts. The length of the Company's contracts varies but is typically between one and two years for U.S. government contracts and up to 10 years for commercial contracts.

CPI's revenue is recognized based on the percentage of completion method of accounting for its contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying balance sheet, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. CPI's recorded revenue may be adjusted in later periods in the event that CPI's cost estimates prove to be inaccurate or a contract is terminated.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible. The Company has experienced insignificant amounts of bad debts in such accounts.

Depreciation and amortization of property, plant and equipment is provided by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2004.

The Company incurred freight and delivery costs of approximately $178,000 and $176,000, respectively, during the years ended December 31, 2004 and 2003. These costs are included in cost of sales.

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 727,479 and 510,011 were used in the calculation of diluted earnings per common share in 2004 and 2003, respectively. Incremental shares of 75,000 were not included in the diluted earnings per share calculations at December 31, 2004 as their exercise price was in excess of the Company's stock price at December 31, 2004 and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation.

The Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options issued to employees (intrinsic value) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net income and income per common share would have been as follows:

Year ended December 31,	2004	2003
Net income --- as reported	$5,076,031	$8,393,278
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	476,865	453,866
Net income --- pro forma	$4,599,166	$7,939,412
Basic income per share --- as reported	$ 0.94	$ 1.72
Basic income per share --- pro forma	$ 0.85	$ 1.63
Diluted income per share --- as reported	$ 0.83	$ 1.56
Diluted income per share --- pro forma	$ 0.75	$ 1.48

The Company's assumptions used to calculate the fair values of options issued during 2004 were (i) risk-free interest rates of 2.74% and 4.00%, (ii) expected life of 10 years, (iii) expected volatility of 35%, and (iv) expected dividends of zero. In 2003, the Company's assumptions used to calculate the fair values of options issued were (i) risk-free interest rates of 2.10% and 2.78%, (ii) expected life of 10 years, (iii) expected volatility of 198%, and (iv) expected dividends of zero.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment", which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The new standard will require us to expense employee stock options and other share-based payments. The FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options compared to the

Black-Scholes options pricing model. The new standard may be adopted in one of three ways - the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. We are currently evaluating how we will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The adoption of SFAS No. 151 is not expected to have a material impact on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on our financial position and results of operations.

2. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts:

At December 31, 2004, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$32,764,584	$13,373,694	$46,138,278
Estimated earnings	20,351,259	6,187,927	26,539,186
	53,115,843	19,561,621	72,677,464
Less billings to date	28,746,944	17,900,013	46,646,957
Costs and estimated earnings in excess of billings on uncompleted contracts	$24,368,899	$ 1,661,608	$26,030,507

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2004, $1,243,000 of the balances above, primarily commercial contracts, are not expected to be collected within one year. Amounts not paid or billed under retainage provisions are not material.

3. Accounts Receivable:

At December 31, 2004, accounts receivable consists of trade receivables as follows:

Billed receivables	$ 1,540,504
Unbilled receivables on completed contracts	100,498
	$ 1,641,002

4. Property, Plant and Equipment:

Property, plant and equipment, at cost, consists of the following:

December 31, 2004		Estimated Useful Life
Machinery and equipment	$ 522,095	5 to 10 years
Computer equipment	547,975	5 years
Furniture and fixtures	124,615	7 years
Automobiles and trucks	23,488	5 years
Leasehold improvements	483,213	10 years
	1,701,386	
Less accumulated depreciation and amortization	818,628	
	$ 882,758	

Depreciation and amortization expense for the years ended December 31, 2004 and 2003 was $184,355 and $131,204, respectively.

5. Related Party Transactions:

In October 2000, the Company adopted a Greit Plan for the purpose of offering senior management a deferred compensation death benefit plan (the "Plan") that provides a tax-free benefit and which is tax-neutral to the Company. Pursuant to the Plan, the Company made a noninterest-bearing loan to an employee in the amount of $150,000, which was used to purchase the Plan. The Plan has since been terminated. The surrender value has been returned to the employee who has placed the proceeds from the surrender value in an annuity, which will mature to $150,000. Simultaneously, the employee purchased an insurance policy in the amount of $150,000, of which the Company is the sole beneficiary. The loan to the employee will be repaid to the Company upon the maturity date of the annuity or upon the death of the employee, whichever occurs first.

6. Discontinued Operations:

On January 22, 2002, the Company announced a decision made by the board of directors as of December 31, 2001 to close the Kolar facilities located in Ithaca, New York, and liquidate its assets through a public auction of its machinery and equipment and the private sale of its real estate. On February 21, 2002, Kolar sold a substantial portion of its machinery and equipment at an auction conducted by Daley-Hodkin Corporation at Kolar's main facility in Ithaca, New York. In connection with the discontinuance of Kolar's operations, the Company incurred a one-time charge of $10,422,816 related to the write-off of Kolar's assets, net of expected proceeds, and an accrual for estimated losses during the phase-out period. The disposition of Kolar's operations represents a disposal of a business segment under APB Opinion No. 30 in 2001. Accordingly, results of the operation have been classified as discontinued. On July 2, 2003, Kolar's corporate entity was merged into the Company. For business segment reporting purposes, Kolar's business results were previously classified as the "Machining" segment. In 2003, the Company sold the remaining assets for Kolar and recorded a gain of $461,235.

7. Capital lease obligation and credit facility:
Long term debt includes capital leases which expire during 2007. The leases require monthly payments of principal and interest, imputed at an interest rate of 5% and 9% per annum.

Future minimum lease payments under long-term debt are as follows:

Year ending December 31	
2005	$ 83,144
2006	82,427
2007	46,849
	212,420
Less current maturities	83,144
Long-term debt, less current maturities	$129,276

On January 28, 2003, the Company sold one of the two remaining Kolar buildings and related land for $585,000 and on May 7, 2003, the final building and related land was sold for $190,000. The proceeds were used to repay bank loans.

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share, raising gross and net proceeds of $9,200,000 and $7,759,000, respectively. Approximately $2,433,000 of the net proceeds were used to repay bank loans, $2,700,000 was used to repay the Note Payable - Seller, which had a carrying value plus accrued interest of approximately $5,131,000. Accordingly, the Company recorded a gain of approximately $2,431,000 on the extinguishment of the debt. The remaining net proceeds of approximately $2,631,000 are have been used to fund continuing operations.

In September 2003, the Company entered into a three year, $5.0 million revolving credit facility with JP Morgan Chase Bank, secured by the assets of the Company. The facility specifies interest rates that range between the Prime Rate and 225 basis points over LIBOR, depending on certain terms and conditions. As of December 31, 2004, the Company has not borrowed any funds pursuant to this facility.

8. Commitments:
The Company has employment agreements with six employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31	
2005	$ 860,646
2006	820,870
2007	433,150
	$2,114,666

These agreements provide for additional bonus payments that are calculated as defined.

The Company leases an office and warehouse facility under a non-cancelable operating lease which expires in December 2014. The aggregate future commitment under this agreement is as follows:

Year ending December 31	
2005	$ 375,000
2006	386,250
2007	397,838
2008	409,773
2009	422,066
Thereafter	2,308,029
	$4,298,956

9. Income Taxes:

The provision for income taxes consists of the following:

Year ended December 31,	2004	2003
Current:		
Federal	$ 572,000	$ 593,000
State and local	20,000	9,000
Deferred:		
Federal	1,202,000	(407,000)
	$1,794,000	$ 195,000

The difference between the income tax provision computed at the federal statutory rate and the actual tax provision is accounted for as follows:

Year ended December 31,	2004	2003
Taxes computed at the federal statutory rate	$2,336,000	$ 2,920,000
Utilization of net operating loss carryforward	(542,000)	(2,725,000)
	$1,794,000	$ 195,000

The components of deferred income tax liabilities at December 31, 2004 are as follows:

State net operating loss carryforwards	$ 204,000
Temporary differences	(348,000)
	$(144,000)

As of December 31, 2004, the Company had net operating loss carryforwards of approximately $4,647,000 for state income tax purposes expiring through 2022.

During 2004, the Company reversed approximately $850,000 of valuation allowance, which was reducing the deferred tax asset related to the Company's net operating loss carryforwards to an amount that the Company deemed more likely than not to be realized. The Company has no valuation allowance at December 31, 2004.

The Company recognized, for income tax purposes, a tax benefit of $421,000 and $415,000, for the years ended December 31, 2004 and 2003, respectively, for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital in those years.

10. Employee Stock Option Plans:

In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan, for which 83,334 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options may not be exercised more than five years from the date of issuance. No more options may be granted under the 1992 plan.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan, as amended, reserved 830,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 23,810 options available for grant under the 1995 Plan, 10,666 options available for grant under the 1998 Plan, and 50,000 options available for grant under the 2000 Plan.

A summary of the status of the Company's four stock option plans as of December 31, 2004 and 2003 and changes during those years is as follows:

	2004		2003	
Fixed Options	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding and exercisable at beginning of year	1,114,752	$ 3.84	1,197,338	$3.49
Granted during year	130,000	10.44	150,000	7.46
Exercised/forfeited	(170,000)	4.54	(232,586)	5.18
Outstanding and exercisable at end of year	1,074,752	4.53	1,114,752	$3.84
Weighted-average fair value of options granted		$ 5.66		$6.22

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Range of Exercise Price	Number Outstanding and Exercisable	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
$1.20 - $ 1.65	205,000	6.60 years	1.21
$2.53 - $ 2.59	393,000	5.35 years	2.58
$6.27 - $ 6.97	333,002	7.00 years	6.45
$7.19 - $11.31	143,750	7.41 years	10.13
$1.20 - $11.31	1,074,752	6.39 years	$4.53

Notes to Financial Statements (continued)

11. Warrants and Options:

In February 2002, the Company issued 5,000 options to a consultant as compensation related to a one-year consulting agreement. The options are exercisable at $1.65 per share through February 2007. The options are valued at $113,183, of which $105,354 has been charged to operations in 2003, based on the Company's assumptions as follows: (i) risk-free interest rate of 5.12%, (ii) expected life of five years, (iii) expected volatility of 84.95%, and (iv) expected dividends of zero. The warrants are accounted for in accordance with EITF 96-18, Accounting for Equity Interests that are Issued to Other Than Employees, or in Conjunction with Selling, Goods or Services.

In February 2003, the Company issued to an underwriter (and its designees) warrants to purchase an aggregate of 200,000 shares of the Company's common stock as compensation related to the Company's public offering. The warrants are exercisable, in whole or in part, at $4.40 per share from February 2004 through February 2008. At December 31, 2004, warrants to purchase 195,000 shares remain outstanding.

12. Employee Benefit Plan:

On September 11, 1996, CPI's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized both the CPI and Kolar plans as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2004 and 2003 amounted to $108,706 and $81,310, respectively.

13. Major Customers:

99% of the sales in 2004 and 98% of the sales in 2003 were to the U.S. government.

14. Public Offering:

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share raising proceeds of $7,700,000, net of offering expenses.

Reports of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders
CPI Aerostructures, Inc.

We have audited the accompanying balance sheet of CPI Aerostructures, Inc. as of December 31, 2004, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

J.H. Cohn LLP
Jericho, New York
March 16, 2005

To the Board of Directors
CPI Aerostructures, Inc.

We have audited the accompanying statements of income, shareholders' equity and cash flows of CPI Aerostructures, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations of CPI Aerostructures, Inc. and its cash flows for the year ended December 31, 2003 in conformity with United States generally accepted accounting principles.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York
January 30, 2004

Market for Common Equity and Related Shareholder Matters

Market Information

Our common shares are listed on the American Stock Exchange under the symbol CVU. The following table sets forth for 2003 and 2004, the high and low sales prices of our common shares for the periods indicated, as reported by the American Stock Exchange.

Period	High	Low
2003		
Quarter Ended March 31, 2003	$ 6.53	$3.95
Quarter Ended June 30, 2003	$ 9.10	$6.01
Quarter Ended September 30, 2003	$10.81	$8.20
Quarter Ended December 31, 2003	$12.50	$8.95
2004		
Quarter Ended March 31, 2004	$11.86	$9.45
Quarter Ended June 30, 2004	$11.70	$9.55
Quarter Ended September 30, 2004	$12.02	$8.91
Quarter Ended December 31, 2004	$11.57	$8.65

On March 24, 2005, the closing sale price for our common shares on the American Stock Exchange was $11.15. On March 24, 2005, there were 135 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

Corporate Information

Officers

Edward J. Fred
President and
Chief Executive Officer

Vincent Palazzolo
Chief Financial Officer

Frank Funicelli
Sr. Vice President, Business Development

Charles Munna
Vice President, Operations

Board of Directors



Eric Rosenfeld
Chairman



Edward J. Fred
President and
Chief Executive Officer



Arthur August
Chairman Emeritus



Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited



Walter Paulick
President
W.R. Paulick and Associates, Inc.



A.C. Providenti
President
A.C. Providenti & Associates, Ltd.

Corporate Headquarters

CPI Aero
60 Heartland Boulevard
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent

Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
59 Maiden Lane
New York, NY 10038

Common Stock

CPI Aerostructures' common stock trades on The American Stock Exchange under the symbol CVU.

Counsel

Graubard Miller
405 Lexington Avenue
19th Floor
New York, NY 10036

Independent Auditors

J.H. Cohn LLP
100 Jericho Quadrangle
Jericho, NY 11753

Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Investor Relations

The Equity Group Inc.
800 Third Avenue — 36th Floor
New York, NY 10022
(212) 371-8660

Stockholder Contact and Form 10-KSB

Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aero
60 Heartland Boulevard
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website, www.cpiaero.com

Design: RWI (rwidesign.com) Photography: Charles Orrico

CPI Aerostructures, Inc. 60 Heartland Blvd., Edgewood, NY 11717 www.cpiaero.com